Exhibit 14.1

Code of Ethical Business Conduct

PRINCIPLE	Directors, officers and employees of the Company shall conduct the business of the Company in accordance with the highest ethical standards and shall comply with all laws and regulations of the United States and any state and country in which the Company operates.

POLICY OVERVIEW	The Code of Ethical Business Conduct (the “Code”) is intended to govern the actions and business relationships of anyone who acts on behalf of the Company, including directors, officers, employees and agents. The Code represents minimum standards that apply to all members of the organization.

The highest standard of ethical conduct is required in all business relationships. Each member of the organization is expected to act in all business matters with dual responsibility to the public interest and the Company’s interests and to place both of those sets of interests above his or her own. The most important factor influencing the ethical business conduct of employees is the example set by the Company’s directors, officers and other management employees.

In many situations involving ethical or moral judgments, it may be difficult to determine with certainty the right course of action. In these instances, individuals should not rely solely on their own judgment but should discuss the matter in full with their supervisor. Full and timely disclosure of the facts to the proper authority is a fundamental requirement of the Code.

It is each individual’s responsibility to adhere to this Code in letter and spirit and to report suspected violations.

CONFLICT OF INTEREST	All members of the organization should avoid any activity, investment or interest that might reflect unfavorably upon the integrity or good name of the Company.

Conflicts between the private interests of individuals and the legitimate business interests of the Company generally arise whenever personal interests or investments run counter to the responsibilities owed to the Company. Such conflicts should be avoided. Individuals shall not engage in any activity which is detrimental to the Company or deprives it of a legitimate profit. In addition, individuals shall not use their position in order to improperly benefit themselves or their relatives, friends or other business interests.

All business decisions must be based on the best interests of the Company. An individual who deals with an organization that employs a relative, for example, shall take appropriate precautions to avoid a potential conflict of interest or the appearance of preferential treatment. The individual shall consult with his or her supervisor and, if necessary, disqualify himself or herself from acting on behalf of the Company in all dealings with such organization. Conversely, an organization employing a relative is not to be discriminated against because of the relationship. An unbiased judgment and decision is what the Company expects, and disclosure of all the facts is essential.

A special aspect of conflict of interest relates to interests or investments in other businesses. Members of the organization should avoid personal interests and investments that could influence the objectivity or independence of their judgment or conduct in carrying out their duties and responsibilities to the Company.

A member of the organization having a material interest in a supplier or competitor must promptly disclose this fact to his or her supervisor. The supervisor, with appropriate consultation, will determine if a conflict of interest exists and if action is required to protect the interests of the Company.

Investments and interests in publicly traded mutual funds and trusts are not prohibited by the Code, nor are personal loans obtained from banks, insurance, and finance companies. Individuals who deal with banks, finance companies, or other financial institutions in the course of their duties with the Company shall not improperly use their position to influence the terms on which they secure personal loans from these organizations.

Employees shall not limit their consideration of questions of potential conflicts of interest to whether the organization is a customer, competitor, or supplier of their Division alone. They should also consider the questions in relation to other Divisions and activities of the Company.

SENSITIVE PAYMENTS	In the United States and in foreign countries the Company is prohibited by law from offering anything of value to a government official or employee to influence or induce the official or employee to use his or her influence to effect an action or decision.

SOCIAL AMENITIES, GIFTS AND ENTERTAINMENT	Members of the organization and their families shall not accept social amenities, gifts or entertainment from anyone with whom the Company does business or is negotiating to do business if such acceptance would improperly influence the performance of their duties. Conversely, no members of the organization shall provide social amenities, gifts or entertainment if such actions are intended to improperly influence another person in the performance of his or her duties.

If there is doubt as to the possible propriety of a gift or activity, it should be rejected as contrary to the Code. In making this judgment, one must go beyond the questions of whether the gift or activity would influence a member of the organization in any way. One must also consider how it might be viewed by a third party who has the advantage of hindsight.

The Code is not intended to eliminate all participation in business-related functions and activities, such as lunches, dinners and entertainment. Under the proper circumstances, these can be in the best interests of the Company. Customary acts of hospitality to an employee or representative of a commercial customer, such as the purchase of meals, are permissible if not contrary to applicable law or governmental regulations and if reported under standard expense account procedures. Such acts, however, shall be of such a modest nature so as to avoid any question of impropriety by the Company or the recipient of the hospitality.

Invitations to hunting, fishing, golfing or similar trips involving an overnight stay can create feelings of obligations that are contrary to this Code. Under certain circumstances, however, such activities could be in the best interests of the Company and contribute to good working relationships with suppliers. Before accepting any invitations of this type, Company members must discuss these invitations with their supervisor. If it is agreed that attendance at such a function will serve a useful business purpose, the invitation may be accepted.

Individuals are permitted to accept only inexpensive gifts of an advertising and promotional nature. Gifts that do not fit this category must be returned. If the return of a gift is not practicable because of its nature, it shall be given to the Company for donation to a charitable institution and the donor informed of its disposition.

Because of the strict standards of conduct required by certain government agencies, no social amenities, gifts or entertainment shall be provided to employees of such agencies unless the receipt of such items is consistent with that agency’s standard of conduct. Company members who deal with government agencies are expected to know the standard of conduct for the agency and comply with it.

ACCOUNTING TRANSACTIONS	Every transaction is to be recorded accurately in a proper account, supported with appropriate documentation, and described in accordance with the true nature of the transaction.

Cash funds, bank accounts, investments and other assets shall be recorded accurately on the official books of the Company. Anonymous (numbered) accounts at any bank are prohibited by the Company. No disbursements of any nature may be made to or from accounts not identified clearly and completely as accounts of the Company.

No payments shall be made in cash (currency) other than normal disbursements from petty cash supported by signed receipts or other appropriate documentation. No Company checks shall be written to CASH, BORROWER or similar designations.

Complete identification and explanation of the purpose of each payment must be submitted as an integral part of the check requisition process. Such documents are to be retained in accordance with the corporate record retention policy.

All receipts, whether in currency or checks, must be deposited promptly in a Company bank account.

Obtaining or creating false invoices or other misleading documentation for any purpose is prohibited.

GOVERNMENT CONTRACTING	Company shall strictly observe the laws, rules and regulations that govern acquisition of goods and services by the United States Government and by other governments with which the Company deals.

The Company shall compete fairly and ethically for business opportunities. Marketing activities, including competitor information gathering, shall be conducted in a legal and ethical manner.

Company members involved in the negotiation of contracts must ensure that all statements, communications, and representations to government officials are complete, accurate and timely. Individuals must strictly adhere to regulations regarding the acceptance of classified documents and are responsible for protecting and controlling all classified documents in their possession. Care must be taken to ensure that there are no substitutions from specifications and that the products or services meet or exceed contractual requirements.

Sufficient care must be taken to ensure proper recording and charging of all costs to the appropriate job number or account. Each individual and his or her supervisor are personally responsible for ensuring that the job numbers and the hours charged are accurate. It is specifically prohibited for any employee to submit or to concur in the submission of any claims, bids, proposals, billings or any other documents of any kind that are false, fictitious or fraudulent.

Federal laws and regulations establish a number of post-employment restrictions on current and former government employees. All members of the organization are expected to strictly comply with any applicable restrictions.

RESPONSIBILITY FOR COMPLIANCE	Each member of the organization is responsible for complying with the Code. Each member shall be provided with a copy of the Code and instructed as to its application. Supervisors must be careful in words and conduct to avoid placing or appearing to place pressure on subordinates that could cause them to deviate from acceptable standards of conduct.

The Code should be viewed as more than mere words or abstract ideals. Adherence to the Code must become an individual’s responsibility to the Company and to fellow members of he organization. Individuals should feel free to report suspected violations of the Code without fear of retribution.

Each member of the organization is expected to report actual and suspected violations of the Code. Violations must be reported to supervisors through normal management channels. Every effort will be made to safeguard employee confidentiality when reporting suspected violations through normal management channels.

The Code will be presented to all current members of the organization as well as to all new hires. The Code should also be featured prominently on Company bulletin boards.

Each member of the organization shall be required to certify in writing that he or she has no knowledge of any violations of the Code other than those previously reported. Please refer to attachment. Appropriate periodic certification shall be required and shall be conducted.

DISCIPLINARY ACTION	Any violation of the Code will subject an individual to disciplinary action. This action may include reprimand, suspension, demotion, reduction in compensation or dismissal, depending upon the nature of the offense.

CODE OF ETHICS ACKNOWLEDGEMENT

I have read and understand the guidelines of the SciQuest Code of Ethics. I certify that I have no knowledge of any violations of the Code other than those previously reported. I understand that any violation of the Code will be subject to disciplinary action, which may include reprimand, suspension, demotion, reduction in compensation or dismissal, depending upon the nature of the offense.

Name:

Signature:

Date: